UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rise Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76760R100

(CUSIP Number)

Benjamin Mossman

12816 Jones Bar Road

Nevada City, CA 95959

(604) 219-9072

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 76760R100

1	NAMES OF REPORTING PERSONS Benjamin Mossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,997,043
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,997,043
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,043*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Does not include 92,000 shares of common stock beneficially owned by the reporting person's spouse, Tessa Brinkman. The reporting person disclaims beneficial ownership of such shares, which are owned solely in Ms. Brinkman's name

** Based on a total of 32,787,798 shares of common stock outstanding on February 7, 2022.

Item 1. Security and Issuer.

The name of the issuer is Rise Gold Corp., a British Columbia corporation ("Issuer"), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This statement relates to the Issuer's class of common stock, par value $0.001 per share ("Common Stock").

Item 2. Identity and Background.

(a): The reporting person is Benjamin Mossman.

(b): The reporting person's address is 12816 Jones Bar Road, Nevada City, CA 95959.

(c): The reporting person serves as the Chief Executive Officer and President and a Director of the Issuer, whose address is disclosed in Item 1.

(d): Except as described below, during the last five years the reporting person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The reporting person is a former director and officer of Banks Island Gold Ltd. ("Banks"), a company formerly listed on the TSX Venture Exchange that traded under the symbol "BOZ", during the time it assigned itself into bankruptcy on January 7, 2016. Banks appointed D. Manning & Associates as trustee in the bankruptcy proceedings. Subsequent to the bankruptcy, FTI Consulting of Vancouver, BC, was appointed as receiver by a major secured creditor. The trustee subsequently applied to be discharged from its role as trustee, which was granted on April 4, 2018. To the best of Mr. Mossman's knowledge, the secured creditor has taken possession of the property as of this date. To date, Banks remains undischarged from the bankruptcy proceedings.

The reporting person, Banks, and two other former employees of Banks, were subject to summary conviction proceedings commenced in August 2016 for alleged violations of the British Columbia provincial Environmental Management Act (the "EMA"), the Provincial Water Act, and the federal Fisheries Act. The charges are related to the active mining operations conducted by Banks at and on Banks Island, BC during the period from 2014 to 2016. The court found the reporting person not guilty and acquitted of all, but two, charges under the EMA and Fisheries Act. For those two minor offences, the court imposed a $15,000 global fine against the reporting person. All charges were dropped against one former employee and against Banks, and the court dismissed all charges against the other former employee for whom charges were not dropped.

Subsequent to the decision, the Crown filed an appeal regarding certain of the original determinations as they relate to the reporting person. The summary conviction appeal was heard by the BC Supreme Court in May 2019.  The reporting person and the remaining employee cross-appealed the two convictions held against them.  In February 2020, the court issued its decision and ordered a new trial in the matter for the reporting person and the former employee.  The two convictions and the reporting person's $15,000 fine relating to the incident were also set aside by the court.  Counsel for the reporting person sought leave to appeal the BC Supreme Court decision to the BC Court of Appeal, which was dismissed as part of the order for a new trial.  The Supreme Court of Canada recently dismissed the reporting person's application to appeal the order for a new trial.  The new trial has not yet been scheduled but is currently forecasted to start sometime in late spring 2022.

In a second trial, the Crown charged the reporting person with obstruction of justice related to the investigation of the underlying charges laid under the EMA and the other provincial and federal environmental regulations. The court acquitted him of that charge on March 6, 2019. No appeal of the acquittal was filed by the Crown.

(e) During the last five years, the reporting person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Other than as described in Item 4, the reporting person did not give any separate consideration for the grant of stock options on February 7, 2022 described in Item 4.

Item 4. Purpose of Transaction.

On February 7, 2022, the Issuer granted options (the "Options") to the reporting person to purchase 300,000 shares of Common Stock pursuant to the Issuer's Incentive Stock Option Plan (the "Plan") and in accordance with provisions of an Executive Employment Agreement between the Issuer and the reporting person dated April 19, 2017, as amended on April 16, 2018 (the "Employment Agreement"). A provision of the Employment Agreement states that the Issuer will, subject to the terms of the Plan and the policies of the stock exchange on which the Issuer's Common Stock is listed for trading (the "Exchange"), grant options to the reporting person from time to time to maintain his right to purchase 5% of the Issuer's issued and outstanding Common Stock. All options to be granted pursuant to this provision of the Employment Agreement are required to have an exercise price per share equal to the closing market price of the Issuer's Common Stock on the day prior to the date of the grant, be fully vested upon issue, with expiry terms as determined by the Board of Directors and in accordance with the provision of the Plan, rules of the Exchange and any relevant stock option agreements governing the options.

The Options vested immediately upon issuance and have an exercise price of $0.65 per share and a term expiring on February 7, 2027.

As of the date hereof, and except as otherwise disclosed herein, the reporting person does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, the reporting person beneficially owned a total of 1,997,043 shares of Common Stock of the Issuer, which is 5.78% of the class of Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. As of February 7, 2022, the Issuer had a total of 32,787,798 shares of Common Stock outstanding. The Common Stock beneficially owned includes 252,829 shares of Common Stock issued and outstanding, 105,714 shares of Common Stock underlying currently exercisable warrants to buy Common Stock, and 1,638,500 shares of Common Stock underlying currently exercisable options to buy Common Stock. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.

(b) The reporting person has sole voting and dispositive power with respect to the securities of the Issuer beneficially owned by him.

(c) During the last 60 days, the reporting person also acquired other equity securities of the Issuer, as described below:

On January 28, 2022, the reporting person purchased 50,000 units from the Issuer in a private offering of securities at a price of $0.40 per unit. Each unit consisted of one share of Common Stock and one share purchase warrant. Each warrant entitles the reporting person to acquire one additional share of Common Stock at an exercise price of $0.60 until January 28, 2024.

(d) No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information required by this Item 6 is provided in Item 4 of this statement.

Item 7. Material to be Filed as Exhibits.

The Employment Agreement, as amended, is incorporated herein by reference from Exhibit 10.9 to the Issuer's Form S-1 registration statement no. 333-220338 filed on September 5, 2017, and from Exhibit 10.13 to the Issuer's Form S-1 registration statement no. 333-225267 filed on May 29, 2018.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2022

/s/ Benjamin Mossman Benjamin Mossman